# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CALIFORNIA FIRST LEASING CORP, CIK 0000803016
CUSIP: 130222102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5000 BIRCH STREET, SUITE 500, NEWPORT BEACH, California (CA), 92660
Date of event which requires filing of this statement: 06/04/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001254754

## Reporting persons
- PADDON PATRICK E: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,150,191; shared voting power 0; sole dispositive power 5,150,191; shared dispositive power 0; aggregate amount beneficially owned 5,150,191 (55.3% of the class)
  Comment: Excludes 147,582 shares of common stock beneficially owned by Mr. Paddon's spouse and 1,371,187 shares owned by his children directly and in trust, in each case as to which Mr. Paddon disclaims any beneficial interest.

## Item 1. Issuer
Name of issuer: CALIFORNIA FIRST LEASING CORP
Address of issuer's principal executive offices: 5000 BIRCH STREET, SUITE 500, NEWPORT BEACH, CALIFORNIA, 92660

## Item 2. Person Filing
Name of person filing: Patrick E. Paddon
Address of principal business office or, if none, residence:
California First Leasing Corporation
5000 Birch Street, Suite 500
Newport Beach, CA 92660
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,150,191
Percent of class: 55.3%
Sole power to vote or to direct the vote: 5,150,191
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,150,191
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- PADDON PATRICK E: Patrick E. Paddon, CEO (06/07/2024)